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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: March, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

NEWS RELEASE

Investor relations contact: Mr. Kee Wong	Email address: shareholder@namtai.com
Address: Units 5811-12, 58/F, The Center	Website: www.namtai.com
99 Queen’s Road Central, Central, Hong Kong
Tel No.: (852) 2341 0273 Fax No.: (852) 2263 1223
Annual Report on Form 20-F for 2009 Filed with SEC on March 16, 2010
Hong Kong, PRC — March 17, 2010 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that the Company filed its 2009 Annual Report on Form 20-F with the United States Securities and Exchange Commission (“SEC”) on March 16, 2010 Washington D.C. time. Nam Tai’s Annual Report on Form 20-F includes its audited financial statements for its fiscal year ended December 31, 2009.
Nam Tai has posted its 2009 Annual Report on Form 20-F on its website and the Report can be accessed electronically at http://www.namtai.com/annual/09form20f.pdf. The Report is also available on the SEC’s website at http://www.sec.gov. The Company will also deliver, within a reasonable time after request, a paper copy of its 2009 Annual Report, including its complete audited financial statements, free of charge, to any shareholder upon request. To request a paper copy, please contact the Company by email at shareholder@namtai.com or by written request to Units 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, Attention: Corporate Secretary, Re: 2009 Annual Report on Form 20-F.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth1 wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

[1]	The Bluetooth word mark and logos are owned by the Bluetooth SIG and any use of such marks by Nam Tai is under license. Nam Tai subsidiaries are members of the Bluetooth SIG.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date March 17, 2010	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer